UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 1999.

or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from             to            .

Commission file number: 000-22939

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NEXTLINK COMMUNICATIONS, INC. 401(k) SAVINGS AND RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEXTLINK COMMUNICATIONS, INC.

1505 Farm Credit Drive, 6th Floor
McLean, Virginia 22102

NEXTLINK Communications, Inc.

401(k) Savings and Retirement Plan

Page

Report of Independent Public Accountants	1

Statements of Net Assets Available for Benefits

As of December 31, 1999 and 1998	2

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 1999	3

Notes to Financial Statements

As of December 31, 1999 and 1998	4

Item 27(a) – Schedule of Assets Held for Investment Purposes

As of December 31, 1999	9

Report of Independent Public Accountants

To the Trustees of
NEXTLINK Communications, Inc.
401(k) Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of NEXTLINK Communications, Inc. 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen, LLP

Vienna, Virginia

June 27, 2000

NEXTLINK Communications, Inc.

401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits
As of December 31, 1999 and 1998

	December 31,

	1999	1998

Assets:
Cash and investments

Cash and cash equivalents	$550,760	$29,637

Investments (Note 3)	36,381,360	14,911,424

Total cash and investments	36,932,120	14,941,061
Receivables

Participants’ contributions	275,670	149,132

Employer contributions	179,927	141,944

Total receivables	455,597	291,076

Total assets	37,387,717	15,232,137

Total liabilities	—	—

Net assets available for benefits	$37,387,717	$15,232,137

The accompanying notes are an integral part of these financial statements.

NEXTLINK Communications, Inc.

401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1999

Additions to net assets attributed to:
Contributions—

Participant contributions	$9,720,697

Employer contributions, net of forfeitures	3,825,677

Total contributions	13,546,374

Investment income—

Net appreciation in fair value of investments (Note 3)	9,145,240

Interest and dividends	1,067,307

Total investment income	10,212,547

Total additions	23,758,921

Deductions from net assets attributed to:

Benefits paid to participants	1,603,341

Total deductions	1,603,341

Net increase	22,155,580

Net assets available for benefits, beginning of year	15,232,137

Net assets available for benefits, end of year	$37,387,717

The accompanying notes are an integral part of these financial statements.

NEXTLINK Communications, Inc.

401(k) Savings and Retirement Plan

Notes to Financial Statements
As of December 31, 1999 and 1998

1.  Plan Description:

      The following description of the NEXTLINK Communications, Inc. 401(k) Savings and Retirement Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

      The Plan is a defined contribution plan under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”). The multiple employer plan contains NEXTLINK Communications, Inc. and its affiliates together with its predecessors (“NEXTLINK”), and Eagle River, Inc. and its affiliates (collectively, the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

      The Plan became a multiple employer plan due to a change in ownership resulting from a public offering of securities of NEXTLINK during the Plan year 1997.

Plan Administration

      Prior to January 1, 1998, certain officers and an employee of the Company served as trustees for the Plan. Effective January 1, 1998, the Charles Schwab Trust Company serves as the trustee.

Eligibility

      All employees of the Company who have completed three full months of service, as defined in the Plan document, are eligible to participate. Employees are eligible to receive employer matching contributions after completing six months of service.

Contributions

      Eligible employees can contribute an amount up to 20 percent of pretax annual compensation, as defined by the Plan, subject to certain limitations under the IRC. The Company provides a matching contribution equal to 100 percent of each participant’s contribution up to a maximum of 5 percent of compensation for 1999.

Plan Transfers

      There were no transfers of assets into the Plan during 1999.

Vesting

      Participants are fully vested in their contributions and actual earnings thereon. Vesting in employer matching contributions is based on years of continuous service. A participant vests according to the following schedule:

Completed Years of Service	Vested Percentage

1 year or less	—%

2 years	40%

3 years	60%

4 years	80%

5 years or more	100%

NEXTLINK Communications, Inc.
401(k) Savings and Retirement Plan

Notes to Financial Statements — (Continued)

Participant Loans

      A participant may borrow from their fund balance a minimum of $1,000 up to a maximum of the lesser of $50,000 minus the highest outstanding loan balance during the previous twelve months or 50 percent of his or her vested account balance. Loans are repayable through payroll deductions over periods ranging up to five years, unless the loan is for the purchase of the primary residence, in which case the loan may be repaid over fifteen years. The interest rate is fixed and is determined by the rate that is equal to the prime interest rate quoted in the Wall Street Journal on the date the loan is requested, plus one percent.

Forfeited Accounts

      At December 31, 1999 and 1998, forfeited nonvested accounts totaled $87,412 and $73,166, respectively. These accounts will be used to reduce future employer contributions. During 1999, employer contributions were reduced by $446,280 from forfeited nonvested accounts.

Distributions

      Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the full value of the participant’s account. The form of payment is a lump-sum distribution. For termination of services for other reasons, a participant may receive the value of the vested interest in his or her account. The plan permits “in-service withdrawals” in the case of rollover accounts, attainment of age 59 1/2 and hardship withdrawals. If the participant is invested in NEXTLINK stock at the time of termination, the participant will receive a distribution of the stock in kind.

Participant Accounts

      Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer matching contributions, as well as the participant’s share of the Plan’s income and any related administrative expenses.

      Allocations are based on the proportion that each participant’s account balance has to the total of all participants’ account balances.

2.  Summary of Significant Accounting Policies:

Basis of Accounting

      The accompanying financial statements are prepared on the accrual basis of accounting. Benefits are recorded when paid.

Estimates

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Recognition

      Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales are recorded on a settlement-date basis.

NEXTLINK Communications, Inc.
401(k) Savings and Retirement Plan

Notes to Financial Statements — (Continued)

Investment Valuation

      Cash equivalents are stated at cost, which approximates market value. Investments in mutual funds that are traded on a national securities exchange are stated at fair market value based on quoted market prices or quoted net asset values on the last business day of the Plan year. Participant loans are valued at cost, which approximates fair value.

Administrative Expenses

      The Company pays all administrative expenses of the Plan, except for the administrative costs of the mutual funds, which is netted with the fund earnings.

New Accounting Pronouncements

      In 1999, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 99-3, “Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters” (the “SOP”), which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs. The 1998 statements have been reclassified to reflect the provisions of the SOP.

3.  Investments:

      The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,

	1999	1998

Charles Schwab Stable Value Fund, 113,573 and 78,621 shares at December 31, 1999 and 1998, respectively*	$1,380,052	$915,986

GAM International Fund, 0 and 69,712 shares at December 31, 1999 and 1998, respectively	—	2,123,843

Invesco Total Return, 95,832 and 62,479 shares at December 31, 1999 and 1998, respectively	2,775,344	1,998,912

Vanguard Winsor II, 137,488 and 93,492 shares at December 31, 1999 and 1998, respectively	3,445,609	2,835,825

Vanguard Index 500, 22,277 and 7,636 shares at December 31, 1999 and 1998, respectively	3,015,015	892,212

Advantage International A, 112,224 and 0 shares at December 31, 1999 and 1998, respectively	2,196,601	—

Invesco Worldwide Comm., 177,750 and 122,604 shares at December 31, 1999 and 1998, respectively	9,191,481	2,639,668

Managers Special Equity, 38,065 and 32,506 shares at December 31, 1999 and 1998, respectively	3,479,916	2,024,758

NEXTLINK Stock, 95,354 and 0 shares at December 31, 1999 and 1998, respectively*	7,919,704	—

Total significant investments	$33,403,722	$13,431,204

*  Parties-in-interest

NEXTLINK Communications, Inc.
401(k) Savings and Retirement Plan

Notes to Financial Statements — (Continued)

      During 1999, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $9,145,240 as follows:

Mutual Funds	$5,170,457

Collective Investment Trust	49,252

Common Stock	3,925,531

$9,145,240

4.  Tax Status:

      The Internal Revenue Service issued a determination letter dated February 4, 1997, stating that the Plan and the related trust was designed in accordance with applicable IRC requirements as of that date. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the year ended December 31, 1999.

5.  Plan Termination:

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their employer contributions.

6.  Reconciliation to Form 5500:

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,

	1999	1998

Net assets available for benefits per the financial statements	$37,387,717	$15,232,137

Benefit obligations currently payable	20,074	—

Net assets available for benefits per the Form 5500	$37,367,643	$15,232,137

7.  Subsequent Events:

      Effective May 1, 2000, the assets of the Plan attributable to the accounts of employees of Eagle River, Inc. and its affiliates were transferred to the trustees of the Eagle River and Affiliates 401(k) Savings and Retirement Plan.

      On June 16, 2000 (the “Effective Date”), NEXTLINK Communications, Inc., a Delaware corporation (“Old NEXTLINK”), merged (the “NEXTLINK Merger”) with and into NM Acquisition Corp., a Delaware corporation (“New NEXTLINK”), which was the surviving corporation in the NEXTLINK merger. In connection with the NEXTLINK Merger, New NEXTLINK changed its name to “NEXTLINK

NEXTLINK Communications, Inc.
401(k) Savings and Retirement Plan

Notes to Financial Statements — (Continued)

Communications, Inc.” On the Effective Date, immediately following the consummation of the NEXTLINK Merger, Concentric Network Corporation, a Delaware corporation (“Concentric”), merged (the “Concentric Merger”) with and into New NEXTLINK, which was also the surviving corporation in the Concentric Merger. Concentric provides tailored, Internet-protocol based network services for small to medium sized companies. Pursuant to the terms of the NEXTLINK merger, New NEXTLINK has assumed the Plan.

8.  Related-Party Transactions:

      The Plan has cash held in a holding account and investments in shares of Charles Schwab Stable Value Fund, which are managed by Charles Schwab Trust Company. As Charles Schwab Trust Company is the trustee for the plan, these transactions qualify as related-party transactions.

NEXTLINK Communications, Inc.

401(k) Savings and Retirement Plan

Item 27(a) — Schedule of Assets Held for Investment Purposes
As of December 31, 1999

Identity of Issuer	Description	Current Value

Charles Schwab Cash Holding Account*	Cash Account	$550,760

Charles Schwab Stable Value Fund*	Collective Inv. Trust	1,380,052

American Advantage International Equity Fund	Mutual Fund	2,199,598

Berger Small Cap Value Institutional Fund	Mutual Fund	258,323

Enterprise Growth Fund	Mutual Fund	745,205

Invesco Total Return Fund	Mutual Fund	2,775,344

Invesco Worldwide Communications Fund	Mutual Fund	9,191,481

Managers Special Equity Fund	Mutual Fund	3,479,916

PIMCo total Return Fund	Mutual Fund	1,398,631

Vanguard Index TR 500 Portfolio	Mutual Fund	3,015,015

Vanguard Windsor II Portfolio	Mutual Fund	3,445,609

Nextlink Common Stock*	Common Stock	7,919,704

Participant Loan Fund (interest rates ranging from 8.75 to 9.5 percent maturing through March 2005)*	Participant Loan Fund	572,482

		$36,932,120

*  Parties-in-interest

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

NEXTLINK COMMUNICATIONS, INC. 401(k)
SAVINGS AND RETIREMENT PLAN

By: /s/ MARK S. GUNNING _________________________________________ Senior Vice President and Chief Financial Officer (Principal financial and accounting officer)

Date: June 28, 2000